Byron Rooney Manuel Garciadiaz byron.rooney@davispolk.com manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

December 3, 2021

Re:	Nu Holdings Ltd.

Amendment No. 1 to Registration Statement on Form F-1

November 30, 2021

File No. 333-260649

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller

Sharon Blume

Tonya K. Aldave

Erin Purnell

Ladies and Gentlemen:

On behalf of our client, Nu Holdings Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated December 2, 2021 (the “Comment Letter”). On November 30, 2021, the Company publicly filed Amendment No. 1 to the registration statement on Form F-1 (“Amendment No. 1”), relating to a proposed initial public offering of the Company’s Class A ordinary shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission. The Company has revised Amendment No. 1 in response to the Staff’s comments and is filing concurrently with this letter, on a public basis via EDGAR, a revised registration statement on Form F-1 (“Amendment No. 2”) reflecting these revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. We are also sending, under separate cover, a marked copy of Amendment No. 2 showing changes to Amendment No. 1.

Underwriting, page 313

1.

We note your disclosure that you anticipate that some shares will be offered through Morgan Stanley Wealth Management, Robinhood Financial LLC and SoFi Securities LLC. Please disclose here and in the risk factor on page 80 the percentage of shares registered in this offering that will be offered by each of the three referenced platforms.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 80 and 315 of Amendment No. 2 in response.

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Please do not hesitate to contact me at 212-450-4658 or byron.rooney@davispolk.com or Manuel Garciadiaz at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	David Vélez Osorno, Chief Executive Officer, Nu Holdings Ltd.

Guilherme Lago, Chief Financial Officer, Nu Holdings Ltd.

Manuel Garciadiaz, Davis Polk & Wardwell LLP

Donald Baker, White & Case LLP

John Guzman, White & Case LLP

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